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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

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                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                      Alliance Bancorp of New England, Inc.
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                                 (Name of Issuer

                                  Common Stock
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                         (Title of Class of Securities)

                                    01852Q109
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                                 (CUSIP Number)

           Joseph H. Rossi, c/o Alliance Bancorp of New England, Inc.
             348 Hartford Turnpike, Vernon, CT 06066 (860) 875-2500
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 1, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (continued on the following pages)


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CUSIP No. 01852Q109

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     1.   Names of Reporting Persons: Joseph H. Rossi

          I.R.S. Identification Nos. of the Above Persons (entities only): N/A

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)       |_|

          (b)       |_|

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     3.   SEC Use Only

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     4.   Source of Funds (See Instructions):

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     5.   Check if Disclosure of Legal Proceedings is Required

          Pursuant to Items 2(d) or 2(e)          |_|

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     6.   Citizenship of Place of Organization: U.S.A.

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                     -----------------------------------------------------------

    NUMBER OF         7.   Sole Voting Power:                     -0-

     SHARES                -----------------------------------------------------

  BENEFICIALLY        8.   Shared Voting Power:                   -0-

    OWNED BY               -----------------------------------------------------

     EACH             9.   Sole Dispositive Power:                -0-

   REPORTING               -----------------------------------------------------

  PERSON WITH        10.   Shared Dispositive Power:              -0-

                     -----------------------------------------------------------


    11.       Aggregate Amount Beneficially Owner by Each Reporting Person:

              -0-

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    12.       Check if the Aggregate Amount in Row (11) Excludes

              Certain Shares (See Instructions)             |_|

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    13.       Percent of Class Represented by Amount in Row (11):

              0.00%

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    14.       Type of Reporting Person (See Instructions):

              IN

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         This Amendment No. 4 to the Schedule 13D filed on December 5, 2002 (the
"Schedule 13D") by Joseph H. Rossi relates to shares of Common Stock of Alliance Bancorp of New England, Inc., a Delaware corporation. Capitalized terms used herein but not defined shall have the meanings attributed to them in Schedule 13D. Except as amended and supplemented hereby, Schedule 13D remains in full force and effect.

Item 4.  Purpose of Transaction

         See Item 5 of this Amendment No. 4 to Schedule 13D for information regarding the merger of the Issuer with and into NewAlliance Bancshares, Inc. (the "Merger").

Item 5.  Interest in Securities of the Issuer

         Item 5 is amended and restated in its entirety as follows:

                  (a) and (b) The reporting person beneficially owns, and shares voting power of, no shares of the Issuer's Common Stock.

                  In accordance with the Agreement and Plan of Merger by and among New Haven Savings Bank, the Issuer and Tolland Bank pursuant to which the Issuer merged with and into NewAlliance Bancshares, Inc. (the "Merger Agreement"), each share of Common Stock beneficially owned by the reporting person was converted into the right to receive merger consideration of $25.01 payable at the election of the reporting person in the form of 2.501 shares of NewAlliance Bancshares, Inc. common stock and cash in lieu of fractional shares. In addition, pursuant to the Merger Agreement, all of the reporting person's unexercised options to purchase the Issuer's Common Stock were cancelled in exchange for, at the reporting person's election, an aggregate of 57,055 shares of NewAlliance Bancshares, Inc. common stock and $3.13 in cash in lieu of fractional shares. The Merger and the transactions described herein were consummated on April 1, 2004.

                  (c) See (a) and (b) above. No other transactions in the Issuer's Common Stock were effected by the reporting person during the past 60 days.

                  (d) Not applicable.

                  (e) On April 1, the reporting person ceased to beneficially own five percent of more of any class of the Issuer's securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 5 of this Amendment No. 4 to Schedule 13D for information regarding the Merger.

         Pursuant to the terms of a Voting Agreement between the reporting person and New Haven Savings Bank, the reporting person voted or caused to be voted all shares of the Issuer's Common Stock of which he was beneficial owner in favor of the Merger.

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                                   SIGNATURES


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated: April 1, 2004

                                            /s/  Joseph H. Rossi
                                            --------------------------
                                            Joseph H. Rossi


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)